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Telephone: +852 3761 3300	Steve Lin
Facsimile: +852 3761 3301	To Call Writer Directly
+86 1057379315
www.kirkland.com	steve.lin@kirkland.com

December 22, 2023

CONFIDENTIAL

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Mr. Patrick Kuhn

Mr. Joel Parker

Mr. Brian Fetterolf

Mr. Dietrich King

Re:	POMDOCTOR LIMITED (CIK No. 0001877971)

Confidential Submission of the Revised Draft Registration Statement

Dear Mr. Kuhn, Mr. Parker, Mr. Fetterolf, Mr. King:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter advising the Staff that the Company is confidentially submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Company has updated the Revised Draft Registration Statement to include (i) its unaudited interim financial information as of June 30, 2023 and for the six-month periods ended June 30, 2022 and 2023 and (ii) other recent developments.

*       *        *

PARTNERS: Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Jerry C.M. Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | James A. Hill5 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Wai Ming Wong11 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Liang Zhu3

REGISTERED FOREIGN LAWYERS: John Curran5 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Brandon M. Ovington5 | Joshua J. Payne5 | Bo Peng8 | Shinong Wang3 | Anthony Wijaya10 | Jodi K. Wu9 | Yiting Wu12 | David Zhang3 | Xiang Zhou3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); 10 Singapore; 11 New Zealand; 12 State of Washington (U.S.A); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance
Office of Trade & Services	Confidential
December 22, 2023
Page 2

If you have any questions regarding the Revised Draft Registration Statement, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Zheyang Shi, Chief Executive Officer
Li Xu, Financial Manager
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Erin Liu, Partner, Marcum Asia CPAs, LLP
Fang Liu, Esq., Partner, VCL Law LLP